Exhibit 99.1

RDA Microelectronics Announces Offering of 8,350,000 ADSs

SHANGHAI, China, March 22, 2013 — RDA Microelectronics, Inc. (NASDAQ: RDA) (the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications, today announced the commencement of an offering of 8,350,000 American Depositary Shares (“ADSs”), each representing six ordinary shares of the Company. The Company will be offering 100,000 ADSs and the selling shareholders will be offering 8,250,000 ADSs.

The bookrunners of the offering are Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. International plc and Barclays Capital Inc.

This notice is not an offer of the securities for sale in the United States of America. Any public offering of these securities in the United States will be made by means of a prospectus that contains detailed information about the issuer, which prospectus may be obtained free of charge from EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send an investor the prospectus if the investor requests it by calling 1-212-834-4533. A registration statement relating to these securities has been filed with the SEC under the U.S. Securities Act of 1933 but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front end modules, power amplifiers, transceivers, Bluetooth systems-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite downconverters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.
+86-21-5027-1108
ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com